Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 5200
Fax + 39 0125 522524
www.olivetti.it

Olivetti S.p.A. - File No. 82-5181

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

olivetti


03050693

Ivrea, 16th May 2003

SUPPL



Re: **Olivetti S.p.A.--File No. 82-5181**

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

SUPPL

- Press releases issued by the Company on
- 30th April 2003
- 5th May 2003

The file number is indicated in the upper right hand corner of the document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Loris Bisone, tel. number 125-523915).

Respectfully submitted

Loris Bisone

(General Counsel)

(Encls.)

dlw 5/29

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Ivrea, 30 April 2003

Olivetti announces that the Board of Directors meeting to examine first quarter 2003 financial statements has been brought forward to 5 May 2003.

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Disclaimer

Except as provided below, any offer to purchase or sell securities pursuant to the transaction referred to herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility. The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States. The Olivetti securities to be issued in the merger process referred to herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Olivetti ordinary shares and Olivetti savings shares are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act. The proposed cash tender offer for a portion of the Telecom Italia ordinary shares referred to herein is intended to be made available in or into the United States pursuant to an exemption from the tender offer rules available pursuant to the Securities Exchange act of 1934. The proposed cash tender offer for a portion of the Telecom Italia savings shares referred to herein is not being made and will not be made, directly or indirectly, in or into the United States.

OLIVETTI: EARLY AND SUCCESSFUL CLOSING OF EURO 15.5 BILLION BANK FACILITIES SYNDICATION

The transaction is an integral part of the Telecom Italia-Olivetti merger project

Ivrea, 30 April 2003

Olivetti announces that the book for the syndication of bank facilities for a total of **Euro 15.5 billion**, launched on March, 21st, has been successfully closed today, earlier than expected. This is a key step in the Telecom Italia and Olivetti merger project, announced on March, 12th.

The transaction received strong support from the national and international banking community and **the facilities have been approximately 23% oversubscribed**, among a group of **37 banks**.

These facilities, provided to support the Telecom Italia and Olivetti merger project, consist of:

- a 9 billion Euro term loan facility that will fund the potential cash out to Olivetti's withdrawing shareholders and, subsequently, the possible partial voluntary tender offer by Olivetti for Telecom Italia ordinary and savings shares;
- a 6.5 billion Euro revolving facility that will be available to guarantee an appropriate liquidity margin to the merged entity.

The transaction was led by Banca Intesa SpA, Barclays Capital, BNP Paribas, HSBC Bank plc, J.P. Morgan plc, The Royal Bank of Scotland plc and Unicredit Banca Mobiliare SpA (together

the Mandated Lead Arrangers). JP Morgan acted as Global Co-ordinator of the Facilities and, together with Banca Intesa SpA and Unicredit Banca Mobiliare SpA, as Joint Bookrunner.

* * *

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

The Board of Directors approves the first quarter accounts

Post-merger Group financial objectives confirmed

Further debt decrease forecast for current year, not including merger loan facilities, which will be absorbed by the end of 2004 as already announced

THE OLIVETTI GROUP IN THE FIRST QUARTER 2003

- **Ebit before non-recurring income and charges: € 1,515 million (+8.9% with respect to first quarter 2002)**
- **Ratio of Ebit -before non-recurring income and charges- to revenues: + 20.8% (18.5% in first quarter 2002)**
- **Net result before amortization of Telecom Italia goodwill: - € 70 million**
- **Net result after amortization of Telecom Italia goodwill: - 397 million euros (- € 187 million in 2002, as a result of capital gains from disposals which produced net income of € 243 million)**
- **Net financial indebtedness at 31 March 2003 down to € 31,891 million (- € 1,508 million with respect to 31 December 2002)**

Milan, 5 May 2003

At a meeting today chaired by Avv. Antonio Tesone, the Olivetti Board of Directors examined and approved the Quarterly Report at 31 March 2003 on the performance of the Company and the Group.

Olivetti Group

The **consolidated revenues** posted by the Olivetti Group in the first three months of 2003 amounted to **7,291** million euros (of which 97.7% for the Telecom Italia Group) 3.2% less than

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

the figure of 7,533 million euros posted for first quarter 2002 (+4.8% on a like-for-like basis and net of the exchange rate effect).

Operating costs in the first quarter of 2003 amounted to **5,776** million euros (of which 5,250 million attributable to the Telecom Italia Group), a decrease of 366 million compared with the figure of 6,142 million euros posted for first quarter 2002 (of which 5,524 attributable to the Telecom Italia Group). The **ratio of** operating costs to revenues **fell to 72.5%** (excluding amortization of consolidation goodwill) in first quarter 2003, with respect to 74.4% for first quarter 2002.

Ebit before non-recurring income and charges was **1,515** million euros, **an increase of 124 million euros** (+8.9%) compared with 1,391 million euros in first quarter 2002. The **ratio to** revenues **rose to 20.8%** compared to 18.5% in first quarter 2002.

Non-recurring income and charges returned a net charge of **7** million euros. For the first quarter 2002, net income of 650 million euros was posted (of which 543 million attributable to the Telecom Italia Group), mainly as a result of capital gains from disposals in the period.

Ebit after the foregoing net non-recurring charge amounted to **1,508** million euros, a year-on-year decrease of 533 million euros (2,041 million).

Financial charges, net of financial **income**, amounted to **518** million euros (of which 297 million attributable to the Telecom Italia Group), **a reduction of 147 million euros** compared with 665 million euros in first quarter 2002 (of which 451 million attributable to the Telecom Italia Group).

Value adjustments to financial assets generated a charge of **123** million euros (120 million euros attributable to the Telecom Italia Group, of which 64 million for losses referring to Stream); in first quarter 2002, value adjustments generated a charge of 70 million euros (of which 60 million for the Telecom Italia Group).

Income tax is estimated at **713** million euros, of which 703 million euros referring to the Telecom Italia Group (income tax in first quarter 2002 was 636 million euros, of which 624 million referring to the Telecom Italia Group).

Net of taxes and minority interests (552 million euros), the **net consolidated result** for first quarter 2003 returned a **loss** of **397** million euros, compared with a loss of 187 million in first quarter 2002, which reflected non-recurring income of 728 million euros from capital gains on disposals (Bouygues Décaux Télécom and Lottomatica) with a positive net effect of 243 million euros for the Group. **Net of this effect, the net result for first quarter 2003 would show a year-on-year improvement of 33 million euros**.

Excluding amortization of consolidation goodwill on Telecom Italia (327 million euros), the Group had a net loss of 70 million euros.

At 31 March 2003 total **shareholders' equity** of the Olivetti Group was **20,659** million euros (11,233 million after minority shareholders) with respect to 20,624 million euros as at 31 December 2002 (11,640 million net of minority shareholders).

The **net financial indebtedness** of the Olivetti Group at 31 March 2003 amounted to **31,891** million euros, a **reduction** of **1,508** million euros compared with 33,399 million euros at 31 December 2002. This reduction arose from the financial surplus of 2,039 million euros posted by the Telecom Italia Group – mainly due to cash flows generated by operating activities and to proceeds from disposals, set off in part by capital expenditure and financial investments – set against the cash requirement of 531 million euros at Olivetti S.p.A. and other Group companies in connection with outlays for financial charges and the reclassification among fixed assets of 41.4 million Telecom Italia shares owned by Olivetti S.p.A., which were previously classified as current assets. This reclassification is connected with the operations for the merger with Telecom Italia, which will entail cancellation of all Telecom Italia shares held by Olivetti.

As at 31 March 2003 the **employees** of the Companies of the Group included in the consolidation were **104,379** (106,620 as at 31 December 2002).

The Parent Company Olivetti S.p.A.

Olivetti S.p.A. closed first quarter 2003 with a **net loss** of **222** million euros; in the same period in the 2002 financial year it posted a net loss of 60 million (neither result included dividends from Telecom Italia S.p.A. and related tax credits). The loss recorded in first quarter 2003 is mainly due to financial charges, which in first quarter 2002 were partially offset by capital gains of 158 million euros obtained from the disposal of the stake in Lottomatica.

Net financial charges in first quarter 2003 amounted, overall, to 192 million euros, a reduction of 10 million euros with respect to the figure of 202 million posted for first quarter 2002.

On 31 March 2002 the Company's **shareholders' equity** stood at **8,809** million euros (9,031 million euros as at 31 December 2002). **Net financial indebtedness** at **15,706** million euros increased by 511 million euros with respect to 31 December 2002 (15,195 million euros). As described above, the increase was mainly accounted for by outlays for financial charges and the reclassification among fixed assets of 41.1 million Telecom Italia shares owned by Olivetti S.p.A., in connection with the merger of Telecom Italia into Olivetti.

Foreseeable operating outlook

With regard to the **merger plan adopted by the Olivetti and Telecom Italia Boards of Directors on 15 April 2003**, which requires approval by a resolution of the extraordinary Shareholders' Meeting convened on first call for 24 May 2003, Olivetti's net result for financial year 2003 will include the results of Telecom Italia as from 1 January 2003.

Compared with the previous financial years, when Olivetti's net result reflected accrued dividends and related tax credits, set against financial charges and operating costs, the net result for financial year 2003 will reflect the total net result posted by Telecom Italia, set against financial charges in respect of Olivetti's net debt – which will show a temporary increase due to the impact of merger-related operations (withdrawal and partial voluntary tender offer) – as well as the year's operating costs and the costs of the merger operation. As previously announced, the net debt increase, covered by loan facilities stipulated specifically for the merger, will be absorbed in full by the end of 2004.

Also considering the additional tax benefits produced by the merger, the post-merger company is expected to report a positive net result.

The Group consolidated operating result for 2003, before amortisation of consolidation goodwill, is expected to be positive, given that Telecom Italia has confirmed its expectation of continued operating profitability.